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                                                     Filed by NVIDIA Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                         Subject Company: 3dfx Interactive, Inc.
                                                   Commission File No. 000-22651



FINAL WEB FAQ:


1.   What are you announcing today?

     NVIDIA and 3dfx have signed an agreement for NVIDIA to purchase certain graphics assets of 3dfx, a pioneer and recognized leader in graphics technology. These assets include, but are not limited to, all the patents, pending patent applications, trademarks, brand names and chip inventory related to the graphics processor business of 3dfx. For these assets, NVIDIA will pay to 3dfx a total consideration of $70 million in cash and 1 million shares of common stock. Under the terms of this transaction, NVIDIA will not assume any liabilities of 3dfx whatsoever. This transaction is subject to certain closing conditions including shareholder approval by 3dfx shareholders.

2. Why is NVIDIA purchasing these assets? What is the business reason for this?

     NVIDIA believes that 3dfx has a tremendous amount of resident expertise in graphics technology. 3dfx, with its patented and award-winning technology, has been recognized for its ability to bring some of the world's finest games, educational content, interactive entertainment and media-rich business applications to life.

     NVIDIA as the worldwide leader in graphics processors and media communications devices has been on a phenomenal growth path over the past few years. From $29 million in revenues in 1997, the Street expects us to reach over $700 million in revenues by 2001. We continue to see more opportunities in our business as we extend our product offerings and expand our target market.

     Upon closing, this purchase of assets will also dissolve the cross litigation with 3dfx.

3. Why is this transaction structured as a purchase of assets rather than an outright purchase of 3dfx?

     The structure of this deal allows NVIDIA to purchase certain assets that are consistent with our business model without acquiring 3dfx liabilities.

4.   What is included in this transaction?

     This transaction includes, but is not limited to, all the patents, pending patent applications, trademarks, brand names and chip inventory related to the graphics processor business of 3dfx. Additionally, upon closing, the lawsuits between the two companies will be dropped.

5.   What are the benefits for NVIDIA shareholders?
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     This transaction substantially increases graphics technology assets at
     NVIDIA making it a stronger force in the market.    In addition, the NVIDIA
     and 3dfx patent infringement suits are stayed and will be dismissed with prejudice at the closing of the transaction.

6.   Are you also acquiring the board-related business?

     No, the board business remains with 3dfx.

7.   What happens to the 3dfx and Voodoo brands?

     As of the signing of the definitive agreement, both the 3dfx and Voodoo brands become property of NVIDIA.

8. What will happen to 3dfx's existing product lines and retail distribution channel?

     The remaining 3dfx entity is responsible for their current product lines and retail channel. It is best to check those details with 3dfx management.

9.   What is NVIDIA's intention for the 3dfx and Voodoo brands?

     We believe that the 3dfx and Voodoo brands are well known and respected throughout the industry. We have not finalized our plans for these brands at this time.

     What happens to 3dfx after the transaction is completed?

     According their press release, 3dfx has a plan of dissolution and they
     intend to wind up their business post this transaction.   Since NVIDIA is
     not involved in the dissolution of the 3dfx, it is best to check those details with 3dfx management.

11.  What impact will the deal have on your existing board relationships?

     None.  We will continue to work closely with our existing customers.

12. What happens to the Voodoo family of products currently in retail stores? Who will support the installed base of 3dfx customers?

     This deal only involves core graphics assets. The 3dfx product in the channel and installed base and customer support remain the responsibility of 3dfx. It is best to check those details with 3dfx management.

13.  Does the agreement eliminate the pending lawsuits?

     Yes, upon closing of the transaction. In the meantime, the lawsuits will be stayed.
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14.  What acquisition costs do you anticipate to be associated to the deal (i.e.
     layoffs, closures, etc.)? What are the closing conditions for this transaction?

     We are not responsible for any severance, shutdown, etc. costs. The conditions include 3dfx shareholder approval of the transaction and of the plan to liquidate 3dfx, among others.

15.  What does this mean for the graphics industry?

     The combined expertise and technology will result in unmatched technical strength. We will be well positioned to leverage our graphics franchise into the world's most important existing and emerging visual communications platforms.

16.  Where can I get additional information?

     NVIDIA plans to file a Registration Statement on SEC Form S-4 in connection with the transaction, and NVIDIA and 3dfx expect to mail a Proxy Statement/Prospectus to shareholders of 3dfx containing information about the transaction. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about NVIDIA, 3dfx, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from NVIDIA by directing a request through the Investors Relations portion of NVIDIA's website at http://www.nvidia.com or by mail to NVIDIA, 3535 Monroe Street, Santa Clara, CA 95051, attention: Investor Relations, telephone: (408) 615-2500.

     In addition to the Registration Statement and the Proxy Statement/Prospectus, NVIDIA and 3dfx file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by NVIDIA or 3dfx at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. NVIDIA's and 3dfx's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

               Interests of Certain Persons in the Transaction.

The directors and executive officers of NVIDIA and 3dfx have interests in the transaction, some of which may differ from, or may be in addition to, those of 3dfx's shareholders generally. A description of the interests that NVIDIA's and 3dfx's directors and executive officers have in the transaction will be available in the Proxy Statement/Prospectus. 3dfx will be and certain of its directors, executive officers and other members of 3dfx's management and employees may be soliciting proxies from 3dfx shareholders in favor of the transaction. The directors and officers of NVIDIA may be deemed to be participants in 3dfx's solicitation of proxies. Information concerning the participants will be set forth in the Proxy Statement/Prospectus when its filed with the Securities and Exchange Commission.